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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No.1)*

                            Ply Gem Industries, Inc.
                            ------------------------
                                (Name of Issuer)

                     Common Stock, par value $.25 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    72941610
                                 (CUSIP Number)

                   Richard D. Bohm, Esq. Debevoise & Plimpton,
                                875 Third Avenue,
                        New York, NY 10022 (212) 909-6000
                        ---------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  July 24, 1997
                                  -------------
                  (Date of Event which Requires Filing of this
                                   Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP No.  72941610                 13D







(1)      Names of Reporting Persons
         S.S. or I.R.S. Identifica-
         tion Nos. of Above Persons          Dana R. Snyder
                                             SS:  ###-##-####
--------------------------------------------------------------------------------
(2)      Check the Appropriate Box                      (a)
         if a Member of a Group                         (b)
--------------------------------------------------------------------------------
(3)      SEC Use Only
--------------------------------------------------------------------------------
(4)      Source of Funds                             00
--------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6)      Citizenship or Place of
         Organization                                         U.S.A.
--------------------------------------------------------------------------------
Number of Shares       (7) Sole Voting Power                 920,589
Beneficially Owned         --------------------------------------------------
by Each Reporting          (8) Shared Voting Power                 0
Person With                --------------------------------------------------
                           (9) Sole Dispositive Power        920,589
                           --------------------------------------------------
                          (10) Shared Dispositive Power            0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                      920,589
--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain Shares
--------------------------------------------------------------------------------
(13)     Percent of Class Represented
         by Amount in Row 11                                     5.9%
--------------------------------------------------------------------------------
(14)     Type of Reporting Person                                 IN




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CUSIP No.  72941610                 13D







              CONTINUATION PAGES OF AMENDMENT NO. 1 TO SCHEDULE 13D
                                    FILED BY
                                 DANA R. SNYDER

Item 1.           Security and Issuer.

         The title of the class of equity securities to which this Amendment relates is the Common Stock, par value $.25 per share (the "Common Stock"), of Ply Gem Industries, Inc. a Delaware corporation (the "Issuer"). This Amendment No. 1 amends the Schedule 13D filed on June 27, 1997 (the "Original Filing"). The address of the principal executive offices of the Issuer is 777 Third Avenue, New York, New York 10017.

Item 2.  Identity and Background.

         (a) The name of the person filing this statement is Dana R. Snyder.

         (b) The business address of Mr. Snyder is 777 Third Avenue, New York, New York 10017.

         (c) The present principal occupation of Mr. Snyder is President and Chief Operating Officer of the Issuer. See Item 1 for the address of the Issuer. Mr. Snyder is also a director of the Issuer.

         (d) Mr. Snyder has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Snyder has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Snyder is a U.S. citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

         Of the 920,589 shares of Common Stock beneficially owned by Mr. Snyder, 3,747 shares of Common Stock are owned by Mr. Snyder. The remaining 916,842 shares represent options to acquire Common Stock. Of the owned shares, 1,000 shares were aquired on the open market with the use of




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CUSIP No.  72941610                 13D






personal funds of Mr. Snyder and the remaining owned shares were acquired through the Issuer's employee stock purchase plan through a combination of regular payroll deductions and matching contributions by the Issuer. The options owned by Mr. Snyder were acquired through the grant of such options by the Issuer pursuant to various option plans of the Issuer.

Item 4.  Purpose of Transaction.

         The Common Stock to which this statement relates were originally acquired for investment purposes. On June 24, 1997, the Issuer entered into an Agreement and Plan of Merger with Atrium Acquisition Holdings Corp. (the "Parent") and Atrium/PG Acquisition Corp. (the "Subsidiary") (such agreement, the "Atrium Merger Agreement"). A copy of the Atrium Merger Agreement was attached to the Original Filing as Exhibit 1. On July 18, 1997, the Issuer notified the Parent and Subsidiary of its intent to exercise its right under
Section 8.1(i) of the Atrium Merger Agreement to terminate the Atrium Merger Agreement in Connection with an acquisition proposal by Nortek, Inc., a Delaware corporation ("Nortek").

         NKT Sub, Inc., a Delaware corporation (the "Offeror") and a wholly-owned subsidiary of Nortek, on July 29, 1997, commenced a tender offer to purchase all outstanding shares of Common Stock at the purchase price of $19.50 per share of Common Stock (the "Offer Price"), net to the tendering holder, in cash (without interest thereon), on the terms and subject to the conditions set forth in the Offer to Purchase dated July 29, 1997 and the related Letter of Transmittal (which together constitute the "Offer"). The Offer is disclosed in a Tender Offer Statement on Schedule 14D-1 of Nortek dated July 29, 1997.

         The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 24, 1997 (the "Nortek Merger Agreement"), among the Issuer, Nortek and the Offeror. A copy of the Nortek Merger Agreement is filed as
Exhibit 1 to this Amendment. The Nortek Merger Agreement provides that following completion of the Offer, the Offeror will be merged into the Issuer, with the Issuer continuing as a wholly-owned subsidiary of Nortek (the "Merger"). In the Merger, all remaining shares of Common Stock not purchased in the tender offer (other than shares of Common Stock owned by the Issuer or any subsidiary of the Issuer and shares of Common Stock held by stockholders who perfect any available appraisal rights under Delaware General Corporation Law) will be converted into the right to receive




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CUSIP No.  72941610                 13D






$19.50 per share in cash or such higher price, if any, as is paid in the Offer.

         Contemporaneously with the execution of the Atrium Merger Agreement, Mr. Snyder and two current executives of the Issuer (each a "Relevant Stockholder") entered into a Stockholders Agreement with the Parent and the Subsidiary (the "Stockholders Agreement"). The Stockholders Agreement was an exhibit to the Atrium Merger Agreement and, as such, was attached as an exhibit to the Original Filing. The Stockholders Agreement was amended and restated as of July 24, 1997, with Nortek and Offeror becoming parties thereto (as amended and restated, the "Amended Stockholders Agreement"). Pursuant to the Amended Stockholders Agreement, each Relevant Stockholder has agreed to tender all shares of Common Stock owned by him pursuant to the Offer, with 75% of the excess of the Offer Price over $18.75 per share of Common Stock (the price per share payable pursuant to the Atrium Merger Agreement) to be paid to the Subsidiary and the remainder of the Offer Price to be paid to the Relevant Stockholder. Upon cancellation of the options (including stock purchase rights and unrestricted stock awards) to purchase or acquire shares of Common Stock under the Issuer stock option plans (the "Options") owned by the Relevant Stockholders, the Subsidary will be entitled to receive 75% of the excess of the Offer Price over $18.75, multiplied by the number of shares of Common Stock issuable pursuant to such Options (including the additional shares of Common Stock issuable by reason of a "change of control"), and the Relevant Stockholders will be entitled to receive the remainder of the Option Consideration (as defined in the Nortek Merger Agreement). In addition, pursuant to the Amended Stockholders Agreement, each Relevant Stockholder granted the Subsidiary an irrevocable option to purchase (collective, the "Purchase Options") all outstanding shares of Common Stock owned by them, together with all the shares of Common Stock (including any additional shares that may be issuable as a result of a "change of control") owned by the Relevant Stockholders as a result of their exercise of any Options held by them (collective, the "Option Shares") at a purchase price per share equal to $18.75, which may be exercised if the Offer is not consummated or under certain other circumstances. In the event that the Subsidiary purchases the Option Shares pursuant to the Purchase Options and, within one year after the closing of such purchase, sells, transfers or disposes of any of the Option Shares in a transaction with an unaffiliated third party, the Subsidiary shall pay to each Relevant Stockholder his respective pro rata share of 25% of the net profit realized by the Subsidiary in connection with such disposition. The foregoing summary of the Amended Stockholders Agreement is




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CUSIP No.  72941610                 13D






qualified in its entirety by reference to the text of the Amended Stockholders Agreement, a copy of which is attached hereto as Exhibit 2.

         Except as provided in the Nortek Merger Agreement and the Amended Stockholders Agreement, Mr. Snyder has no plans or proposals which relate or would result in any of the actions specified in clauses (a) through (j) of item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) The equity securities to which this statement relates consists of:
(i) 3,747 shares of Common Stock and (ii) 916,842 options to acquire shares of Common Stock, all of which are beneficially owned by Mr. Snyder. These equity securities represent approximately 5.9% of the outstanding shares of Common Stock.

         (b) Mr. Snyder has the sole power to vote and dispose of each of these equity securities, subject to the Stockholders Agreement referred to in Item 4.

         (c) Except as described in Item 4, Mr. Snyder has not participated in any transaction involving Common Stock within the past sixty days other than through the Issuer's employee stock purchase plan.

         (d) N/A

         (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         See Item 4

Item 7.  Material to be Filed as Exhibits.

Exhibit 1         Nortek Merger Agreement.

Exhibit 2         Amended Stockholders Agreement.





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CUSIP No.  72941610                 13D





Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 5, 1997


                           Signature:   /s/ Dana R. Snyder
                                        ------------------
                           Name/Title:  Dana R. Snyder






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